Certificate of Amendment to Articles of Incorporation
                         For Nevada Profit Corporations
        (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock) -
                               Remit in Duplicate

1.   Name of corporation: Venturelist.com, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

     Article I is hereby amended to read as follows: The name of this corporation is _____________ Group, Inc. Article V, the first paragraph is hereby amended to read as follows: Following a 4:1 forward stock split, the total number of shares of stock that the corporation shall have the authority to issue is 55,000,000 consisting of 50,000,000 shares of common stock par value, $.001 per share ("Common Stock") and 5,000,000 shares of preferred stock par value $.01 per share ("Preferred Stock").

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 117,254

4.   Officer Signature (Required):

/s/ Patrick Greene
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*    If any  proposed  amendment  would  alter or change any  preference  or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.


     IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.